

PUBLIC



20013877

UNITEDSTATES
URITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC FILE ~~NUMBER~~ ~~AUG 05~~ 2020
8-2~~2058~~~~shington~~ DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2019 AND ENDING 05/31/2020
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buell Securities Corp

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Glastonbury Blvd, Suite 102
(No. and Street)

Glastonbury	CT	06033
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris D. Berris   860-657-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – if individual, state last, first, middle name)

174 Coldbrook Court	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

**,PUBLIC**

OATH OR AFFIRMATION

I, <u>Chris D. Berris</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Buell Securities Corp</u> , as of <u>May 31</u> , 20 <u>20</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____


_____
Signature

CEO/President
_____
Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BUELL SECURITIES CORP.

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

MAY 31, 2020

,PUBLIC

BUELL SECURITIES CORP.
TABLE OF CONTENTS



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Buell Securities, Corp.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Buell Securities, Corp., as of May 31, 2020, the related statements of income, changes in stockholder's equity, changes in liabilities, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Buell Securities, Corp. as of May 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Buell Securities, Corp.'s management. My responsibility is to express an opinion on Buell Securities, Corp.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Buell Securities, Corp. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Morris Group, Inc.'s financial statements. The supplemental information is the responsibility of Morris Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
July 16, 2020



BUELL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2020

ASSETS

ASSETS

Cash	$	300,875
Deposits		63,407
Right of use lease asset		115,352

TOTAL ASSETS

	479,634

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Current maturities of long-term debt	63,366
Accounts payable and accrued expenses	22,082
Commissions payable	39,755
Lease obligation payable	115,352
TOTAL CURRENT LIABILITIES	240,555

LONG-TERM DEBT, less current maturities	101,634

STOCKHOLDERS' EQUITY

Common stock, par value $100; 1,107 shares authorized, issued and outstanding		110,700
Additional paid-in capital		16,686
Retained earnings		10,059
TOTAL STOCKHOLDERS' EQUITY		137,445
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	479,634

The accompanying notes are an integral part of the financial statements.



BUELL SECURITIES CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2020

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a.   Nature of Operations – Buell Securities Corp. (the Firm) operates a broker-dealer from one Location in Glastonbury, Connecticut. The Firm is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

b.   Cash Equivalents – For purposes of the statements of cash flows, the Firm has defined cash and cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

c.   Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d.   Concentrations of Credit Risk – The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may exceed FDIC insured limits.

e.   Revenue Recognition – The revenue of the Firm is derived primarily from commissions earned on the sale of equities, mutual funds, annuities, options and bonds. Commission income is recorded based on the settlement date of the transaction, which does not differ materially from revenue recorded based on transaction date.

In May 2014, FASB issued ASU 2014-19," Revenue from Contracts with Customers: Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

- Identify the contract with the customer
- Identity the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

f.   Advertising – The Firms advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

g.   Leases – The firm adopted FASB ASC 842, "Leases", effective April 1, 2019. The firm is a lessee in one operating lease for the office space. The Firm recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Firm uses its incremental borrowing rate.

 **PUBLIC**

BUELL SECURITIES CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2020

NOTE 7: RETIREMENT PLAN AND EMPLOYEE BENEFITS

The Firm maintains a non-contributory 401k retirement plan that covers substantially all employees. The Firm also offers a Section 125 Cafeteria Plan to all qualifying employees.

NOTE 8: OFFICE LEASE

The Firm operates in a leased building under a lease that expires April 30, 2021. Rent expense was $124,894 for the year ended May 31, 2020. Future minimum lease payments under this lease are $115,352 for 2021.

The Firm has recorded an asset and corresponding liability for the remaining lease obligation under FASB ASU 2016-02 "Leases" for this lease of $115,352 at May 31, 2020.

At May 31, 2020 the Firm had an accounts payable to an affiliated entity for a lease payment of $10,195, originally paid by the affiliated entity.

NOTE 9: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net Capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At May 31, 2020, net capital as defined by the rules, equaled $293,190. The ratio of aggregate indebtedness to net capital was 21.09%. Net capital in excess of the minimum required was $243,190.

NOTE 10: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended May 31, 2020 Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 11: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued and determined that there were no subsequent events that needed to be recorded or disclosed.

NOTE 12: LONG-TERM DEBT

In April of 2020, the Firm received a Paycheck Protection Program loan for $165,000 at an interest rate of 1%. The loan is payable in monthly installments of $9,268 beginning on November 22, 2020 and due on April 22, 2022. If the Firm meets certain requirements under the program, the loan, or a portion of it will be forgiven.

The future maturities of this loan are:

Year ended May 31, 2021 $63,366
Year ended May 31, 2022 $101,634



BUELL SECURITIES CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED MAY 31, 2020

NOTE 13: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at May 31, 2020. They concluded that there were no commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.



BUELL SECURITIES CORP.
COMPUTATION OF NET CAPITAL REQUIREMENT UNDER SEC RULE 15C 3-1
AS OF MAY 31, 2020

COMPUTATION OF NET CAPITAL

Total ownership from Statement of Financial Condition	$	137,445
Add other deductions or allowable credits		165,000
Less nonallowable assets from Statement of Financial Condition		(7,834)
Net capital before haircuts on securities positions		294,611
Haircuts on securities		(1,421)
Net Capital	$	293,190

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required based on 6-2/3% of aggregate indebtedness		4,122
Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess Net Capital	$	243,190
(A) 10% of total aggregate indebtedness		6,184
(B) 120% of minimum net capital requirement		60,000
Net capital less greater of (A) or (B)	$	233,190

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness liabilities from Statement of Financial Condition	$	61,837
Adjustments for Aggregate Indebtedness		—
Total Aggregate Indebtedness	$	61,837
Percentage of Aggregate Indebtedness to Net Capital		21.09%

Reconciliation with Company's Computation of Net Capital Pursuant to Rule 17a-5(d) (4)

There are no material differences between the above computation and the computation included in the unaudited FOCUS Report, Part IIA Form X-17a-5 at May 31, 2020.

 **PUBLIC**

BUELL SECURITIES CORP.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQURIEMENTS
UNDER SEC RULE 15C3-3
AS OF MAY 31, 2020

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Buell Securities Corp. is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3 (k)(2)(ii).

BUELL SECURITIES CORP.
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
AS OF MAY 31, 2020

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Buell Securities Corp. is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3 (k)(2)(ii).

. PUBLIC



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING
AGREED-UPON PROCEDURES

The Board of Directors
Buell Securities, Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2020, which were agreed to by Buell Securities, Corp. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Buell Securities, Corp.'s compliance with the applicable instructions of Form SIPC-7. Buell Securities, Corp.'s management is responsible for Buell Securities, Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended May 31, 2020 with the amounts reported in Form SIPC-7 for the year ended May 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA, LLC
d/b/aThomas Faust, CPA
Lafayette, Indiana
July 16, 2020



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Buell Securities, Corp.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which Buell Securities, Corp., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k) (2) (ii), and Buell Securities, Corp. stated that Buell Securities, Corp. has complied with the Exemption Rule 15c3-3 (k) (2) (ii) for the period of June 1, 2019 through May 31, 2020 without exception. Buell Securities, Corp.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
July 16, 2020





BUELL SECURITIES CORP.
200 GLASTONBURY BOULEVARD, SUITE 102, GLASTONBURY, CT 06033
TEL 860•657•1700   800•272•2468
FAX 860•657•1721
Established in 1921

July 10, 2020

Thomas Faust
174 Coldbrook Court
Layfayette, IN 47909

Re: Exemption Statement Rule 15c3-3 (k) (2) (ii) FYE May 31, 2020

Dear Mr. Faust:

Please be advised that Buell Securities Corp has complied with Exemption Rule 15c3-3 (k) (2) (ii) for the period of June 1, 2019 through May 31, 2020 without exception.

Buell Securities Corp did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly traded REITS and MPL's). Buell Securities Corp's past business has been of similar nature and has complied since its inception.

We are not aware of any events or other factors that might have affected Buell Securities Corp's compliance with this exemption.

Regards

Chris D. Berris CEO/President